UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Agentix Corp.
(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

00848A103

(CUSIP Number)

Scott Stevens

Managing Member

Grays Peak Ventures LLC

320 Park Avenue, 18th Floor

New York, New York 10022

Tel: (212) 506-7050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 00848A103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Scott Stevens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF and WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,188,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,188,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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CUSIP No.: 00848A103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Grays Peak Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,188,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,188,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock Agentix Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 32932 Pacific Coast Highway, #14-254, Dana Point, California 92629.

Scott Stevens is the Managing Member of Grays Peak Ventures LLC (“Grays Peak Ventures”) and may direct the vote and disposition of the 2,188,070 shares of common stock of the Issuer that Grays Peak Ventures holds. Grays Peak Ventures LLC (“Grays Peak Ventures”) is an investment vehicle and may direct the vote and disposition of the 57.4% it holds.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed jointly by Scott Stevens and Grays Peak Ventures, who share a principal business address of 320 Park Avenue, 18th Floor, New York, New York 10022. Mr. Stevens is the managing member of Grays Peak Ventures, which is an investment vehicle. The principal place of business of the Issuer is Dana Point, California.

(d) - (e) During the last ten years, neither of Mr. Stevens nor Grays Peak Ventures (both, the “Reporting Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Stevens is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

With respect to the transactions disclosed in Item 5 of this Schedule 13D, the common stock of the Issuer was acquired with working capital of Grays Peak Ventures in a private transaction with Michael Stevens and in transactions directly with the Issuer.

Item 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes. Their intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the common stock of the Issuer. The Reporting Persons have sought, with success, and will continue to seek an opportunities to meet with the Issuer's management team and board of directors to engage in constructive and value-enhancing dialogue.

Depending upon then prevailing market conditions, other investment opportunities available to the Reporting Persons the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, the Reporting Persons may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to dispose of any or all of their shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

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The Reporting Persons do not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, the Reporting Persons beneficially owned, in the aggregate, 2,188,070 shares of common stock, representing approximately 57.4% of the Issuer’s outstanding shares of common stock, based on 5,927,106 shares of common stock issued and outstanding as of April 27, 2020, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on April 27, 2020.

On October 9, 2019, the Reporting Persons acquired $110,000 of 8% convertible promissory notes, convertible into $117,491 of shares of common stock at a conversion price equal to the volume weighted average price per share of common stock of the issuer for the 10 days prior to conversion.

On October 9, 2019, the Reporting Persons, at a conversion price of $25 per share, converted $110,000 of 8% convertible promissory notes, convertible into 4,712 shares of common stock of this Issuer.

On November 4, 2019, the Reporting Persons purchase 9,358 shares of common stock in a private transaction at a purchase price of $20.22 per share.

On February 24, 2020, the Reporting Persons received a stock dividend of the Issuer of 1,407,000 shares of common stock of the Issuer.

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On March 29, 2020, the Issuer issued 767,000 shares of common stock to Grays Peak Ventures LLC in exchange and as compensation for Mr. Stevens serving and performing duties as a director of Agentix from June 10, 2019 to March 27, 2020.

(b) Scott Stevens indirectly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by the Reporting Persons. Grays Peak Ventures directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by it.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

With respect to Grays Peak Ventures, Mr. Stevens is entitled to a management fee based upon a percentage of total capital and is entitled to an allocation of a portion of profits, if any.

Grays Peak Ventures has given Mr. Stevens the authority to invest the funds of Grays Peak Ventures in securities (including shares of common stock of the Issuer), hold, vote and dispose of securities (including shares of common stock of the Issuer) and file this Schedule 13D.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement file as Exhibit 99.1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2020		/s/ Scott Stevens
Scott Stevens

GRAYS PEAK VENTURES LLC

Date: May 26, 2020	By:	/s/ Scott Stevens
	Name:	Scott Stevens
	Title:	Managing Member

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